November 25, 2016

Via Electronic Transmission
Valerie Lithotomos (LithotomosV@sec.gov)
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Davis Fundamental ETF Trust File Nos.: 811‑23181, 333‑213073

Dear Ms. Lithotomos:

This letter is on behalf of Davis Fundamental ETF Trust (the "Trust") and provides responses to your comments received during our phone call on November 1, 2016. We hereby transmit for filing with the Securities and Exchange Commission (the "SEC"), Pre-Effective Amendment No. 3 (the "Amendment") to the Trust's Registration Statement on Form N‑1A (the "Registration Statement") under the Securities Act of 1933 and Amendment No. 3 to the Trust's Registration Statement under the Investment Company Act of 1940, as amended (the "1940 Act"), with respect to the following series of the Trust: Davis Select U.S. Equity ETF ("US Equity ETF"), Davis Select Financial ETF ("Select Financial ETF"), and Davis Select Worldwide ETF ("Select Worldwide ETF") (collectively, the "Funds" or "ETFs").
For your convenience, SEC comments are in bold type and the Registrant's response immediately follows.
1.	With respect to the Davis Select Financial ETF disclosure please provide additional information on the method(s) used by GICS in categorizing a firm as financial services.
Davis Select Financial ETF's disclosure has been enhanced to identify the methodology used by GICS to classify an issuer. Following is the additional text that has been added.
Companies are classified by GICS based on their principal business activity. Revenue is a key factor in determining a firm's principal business activity. Companies with their principal business activity in one of the following areas are considered financial services firms: banks, thrifts and mortgage, specialized finance, consumer finance, asset management, custody, investment banking, brokerage, insurance, financial exchanges and data, and mortgage REITs.
2.	Please include disclosure in the prospectus that indicates that the same Davis Investment Discipline is utilized to manage all three funds.
We confirm that Davis Advisors uses the same Davis Investment Discipline in managing equity funds. The following revised disclosure is now included in the summary portion for each of the three funds.
Each equity fund managed by Davis Advisors utilizes the Davis Investment Discipline.
3.	Please consider whether cybersecurity risk should be included as a principal risk for each of the funds.
The following cybersecurity risk disclosure has been added to the prospectus:

Cybersecurity Risk. A cybersecurity breach may disrupt the business operations of the Fund or its service providers. A breach may allow an unauthorized party to gain access to Fund assets, customer data, or proprietary information, or cause the Fund and/or its service providers to suffer data corruption or lose operational functionality.

Cybersecurity risk. Intentional cybersecurity breaches include: unauthorized access to systems, networks or devices (such as through "hacking" activity); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. In addition, unintentional incidents can occur, such as the inadvertent release of confidential information (possibly resulting in the violation of applicable privacy laws).
A cybersecurity breach could result in the loss or theft of customer data or funds, the inability to access electronic systems ("denial of services"), loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs. Such incidents could cause the Fund, the Fund's adviser or sub-adviser, a financial intermediary, or other service providers to incur regulatory penalties, reputational damage, additional compliance costs or financial loss. In addition, such incidents could affect issuers in which the Fund invests, and thereby cause the Fund's investments to lose value. Please see the statement of additional information for additional cybersecurity risk discussion.
4.	Please confirm that the revised references to 2017 as the inception date for the Funds are accurate.
We confirm that the Trust anticipates launching in the start of 2017.
5.	The Davis Select Financial ETF lists 'diversified capital markets' as a subset of the GICS financial services sector. Please describe this subset in greater detail.
The GICS financial services sector subsets has been updated. As part of this update the reference to diversified capital markets has been removed.

6.
In addition to the changes described above the filing also reflects a revision for Davis Select Financial ETF. The Davis Select Financial ETF will be managed as a non-diversified fund. Appropriate risk disclosure has been added.

Please direct any questions you may have to me at 520-434-3778.

Sincerely,

/s/Ryan Charles
Ryan Charles
Vice President and General Counsel
Tel.: 520-434-3778
Fax: 520-434-3770